TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34673
November 7, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

<u>Nomura Research Institute, Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Report Release for the Six Months Ended September 30, 2003 (Consolidated), dated October 31, 2003; and

2. Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2003, dated October 31, 2003.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

11/14

(Summary English Translation) 03 NOV 12 AM 7:21

Semi-Annual Report Release for the Six Months Ended September 30, 2003 (Consolidated)

October 31, 2003

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Tel.: (03) 5255-1800

Board Meeting Date: October 31, 2003
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2003 through September 30, 2003)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2003	¥113,309 million (-0.4%)	¥12,106 million (-8.1%)	¥112,449 million (-6.6%)
Six months ended September 30, 2002	¥113,774 million (4.3%)	¥13,178 million (9.4%)	¥13,334 million (-6.0%)
Year ended March 31, 2003	¥232,743 million	¥27,164 million	¥27,627 million

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2003	¥7,891 million (-0.1%)	¥175.37	–
Six months ended September 30, 2002	¥7,897 million (-39.0%)	¥175.50	–
Year ended March 31, 2003	¥15,459 million	¥337.26	–

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2003: 220 million yen
   Six months ended September 30, 2002: 79 million yen
   Year ended March 31, 2003: 167 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2003: 44,999,900 shares
   Six months ended September 30, 2002: 44,999,900 shares
   Year ended March 31, 2003: 44,999,900 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2003	¥287,221 million	¥205,233 million	71.5%	¥4,560.76
Six months ended September 30, 2002	¥276,102 million	¥192,443 million	69.7%	¥4,276.52
Year ended March 31, 2003	¥256,798 million	¥185,350 million	72.2%	¥4,112.61

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2003: 44,999,900 shares
Six months ended September 30, 2002: 44,999,900 shares
Year ended March 31, 2003: 44,999,900 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Period End
Six months ended September 30, 2003	¥8,019 million	-¥5,481 million	-¥1,201 million	¥89,646 million
Six months ended September 30, 2002	¥891 million	-¥14,109 million	-¥1,198 million	¥80,364 million
Year ended March 31, 2003	¥14,611 million	-¥18,994 million	-¥1,503 million	¥88,760 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 17

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 3

(5) Changes in Object of Consolidation and Application of Equity Method:

Consolidated	(New):	1	(Exception):	–
Equity Method	(New):	–	(Exception):	–

2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Sales	Operating Profit	Current Profit	Net Profit
Annual	¥245,000 million	¥28,000 million	¥28,400 million	¥16,000 million

(Reference)
Estimated net profit per share (annual): 349.27 yen

(Summary English Translation)

Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2003

October 31, 2003

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Tel.: (03) 5255-1800

Board Meeting Date: October 31, 2003

Interim Dividends: applicable
Unit Shares: applicable
(100 shares per Unit)

1. Business Results (April 1, 2003 through September 30, 2003)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2003	¥102,370 million (-1.3%)	¥7,998 million (-17.9%)	¥8,151 million (-16.8%)
Six months ended September 30, 2002	¥103,744 million (3.5%)	¥9,743 million (9.3%)	¥9,802 million (-9.3%)
Year ended March 31, 2003	¥211,573 million	¥20,031 million	¥20,303 million

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2003	¥5,666 million (-0.1%)	¥125.92	–
Six months ended September 30, 2002	¥5,672 million (-45.9%)	¥126.06	–
Year ended March 31, 2003	¥11,165 million	¥243.97	–

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2003: 44,999,900 shares
   Six months ended September 30, 2002: 44,999,900 shares
   Year ended March 31, 2003: 44,999,900 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2003	¥0.00	–
Six months ended September 30, 2002	¥0.00	–
Year ended March 31, 2003	–	¥20.00

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2003	¥269,557 million	¥181,431 million	67.3%	¥4,031.83
Six months ended September 30, 2002	¥257,285 million	¥172,169 million	66.9%	¥3,826.00
Year ended March 31, 2003	¥238,948 million	¥163,171 million	68.3%	¥3,621.87

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2003: 44,999,900 shares
   Six months ended September 30, 2002: 44,999,900 shares
   Year ended March 31, 2003: 44,999,900 shares
2. *Total number of treasury stock as of the end of each period:*
   Six months ended September 30, 2003: 100 shares
   Six months ended September 30, 2002: 100 shares
   Year ended March 31, 2003: 100 shares

2. Forecast of Business Results (April 1, 2003 through March 31, 2004)

	Sales	Operating Profit	Current Profit	Net Profit	Dividends per Share	
					Annual	
Annual	¥222,000 million	¥20,600 million	¥20,700 million	¥13,300 million	¥20.00	¥20.00

(Reference)
Estimated net profit per share (annual): 291.39 yen